Provident Energy Completes the Concurrent Acquisitions of Olympia Energy and Viracocha Energy NEWS RELEASE NUMBER 19-04 June 1, 2004

CALGARY, ALBERTA - Provident Energy Trust (Provident) (TSX-PVE.UN; AMEX-PVX) today announced it has completed transactions to concurrently acquire all outstanding shares of Olympia Energy Inc. (TSX-OLY) and Viracocha Energy Inc. (TSX-VCA).

Provident, Olympia and Viracocha received final regulatory approvals from Canadian securities regulatory authorities on June 1, 2004. The Plans of Arrangement of Olympia and Viracocha received overwhelming shareholder approval at the special meetings of such companies held on May 27, 2004.  Shareholders of Olympia and Viracocha voted 99.98% and 99.97%, respectively, in favour of the respective arrangement resolutions.  The arrangements also received the approval of the Court of Queen's Bench of Alberta on May 27, 2004.

The transactions are payable through the issuance of Provident units, exchangeable shares and the assumption of existing debt and working capital. The elections by Olympia and Viracocha shareholders to receive exchangeable shares exceeded the maximum 1.325 million exchangeable shares available under each offer. As a result, payment is as follows:

Olympia shareholders who elected to receive:
(a) units in Provident will receive 0.345 of a Provident trust unit for each Olympia share

(b) exchangeable shares will receive 0.8759 of an exchangeable share for each exchangeable elected and the balance of the consideration in Provident trust units as outlined in option (a)

(c) units in Provident and exchangeable shares will receive 0.8759 of an exchangeable share for each exchangeable elected and the balance of the consideration in Provident trust units as outlined in option (a)

For each share of Olympia, Olympia shareholders will receive 0.10 of a share of Accrete Energy Inc., a newly incorporated exploration company.  Accrete is seeking the listing of shares on Toronto Stock Exchange under symbol “GZ”. Conditional approval has not yet been received.

Viracocha shareholders who elected to receive:
(a) units in Provident will receive 0.248 of a Provident unit for each Viracocha share
(b) exchangeable shares will receive 0.4942 of an exchangeable share for each exchangeable elected and the balance of consideration in Provident trust units as outlined in option (a)
(c) units in Provident and exchangeable shares will receive 0.4942 of an exchangeable share for each exchangeable elected and the balance of consideration in Provident trust units as outlined in option (a)

For each share of Viracocha, Viracocha shareholders will receive 0.10 of a share of Chamaelo Energy Inc., a newly incorporated exploration company. The Toronto Stock Exchange has conditionally approved the listing of Chamaelo common shares.  Chamaelo anticipates its shares will commence trading on or about June 8, 2004 under the symbol “CLO”.

The issuance of Provident units to former Olympia and Viracocha shareholders was effected on June 1, 2004.  Fractional trust units and exchangeable shares will not be issued. Cash will be issued instead of fractional trust units or exchangeable shares. To determine the adjusted cost base of units on a go forward basis, the day one trading price of Provident units is the Toronto Stock Exchange closing price on June 1, 2004 of Cdn$11.12.

Operational Highlights
Upon closing, Provident estimates its annual production will be 30,000 boed. Based on January 1, 2004 Gilbert Laustsen Jung Associates Ltd. (GLJ) engineering reports for both Olympia and Viracocha and January 1, 2004 McDaniel and Associates Ltd. engineering reports for Provident, Provident’s:

  Proved Developed reserves will increase 46 percent from 35.5 MMboe to 51.8 MMboe; representing a Proved Developed reserve life index (RLI) of 4.6 years.

  Proved reserves will increase 48 percent from 41.8 MMboe to 62.1 MMboe; representing a Proved RLI of 5.0 years.

  Proved Plus Probable reserves will increase by 49 percent from 54.9 MMboe to 81.6 MMboe representing a Proved Plus Probable RLI of 6.2 years.

Oil and Natural Gas Asset Portfolio

Balance at January 1, 2004

Provident   Olympia   Viracocha                                     Provident        Olympia        Victoria             Total

Proved Developed Producing reserves (mmboe)                   35.5                 9.6                 6.7               51.8

Proved reserves (mmboe)                                                          41.8                11.5                8.8                62.1

Proved + Probable Additional reserves (mmboe)                   54.9               15.2               11.6               81.6

Undeveloped land (000s net acres)                                            326                119                 79                524

Provident Energy Trust is a Calgary-based, open-ended energy income trust that owns and manages an oil and gas production business and a midstream services business.  Provident’s energy portfolio is located in some of the more stable and predictable producing regions in western Canada. Provident provides monthly cash distributions to its unitholders and trades on the Toronto Stock Exchange and the American Stock Exchange under the symbols PVE.UN and PVX, respectively.

Investor and Media Contact:

Provident Energy Trust                                     Accrete Energy Inc.                                            Chamaelo Energy Inc.
Jennifer Pierce, Senior Manager                        Peter Salamon, President and CEO                    Robert Zakresky, President and CEO
Investor Relations and Communications         Phone: (403) 269-8846                                          Phone: (403) 232-8575 ext. 226
Phone: (403) 231-6736
                                                                                                                                                                 Greg Fisher, Vice President and CFO
                                                                                                                                                                 Phone: (403) 232-8575 ext. 229

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